August 31, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Mr. Bret Johnson

Re:	Lexon Technologies Inc.
Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q’s for the period ended March 31 and June 30, 2009

Dear Mr. Johnson,

This is in response to your second letter, dated August 20, 2009, concerning the Annual Report on Form 10-K for the year ended December 31, 2008, Form 10-Q’s for the period ended March 31 and June 30, 2009, of Lexon Technologies, Inc.

Each of your questions are followed by our answers below. For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff’s letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. Page 5

Question 1:

Please confirm, if true, that the effectiveness of the Board of Directors approval of the new principal accountants was on April 24, 2009 (two days after the engagement letter was signed) as stated in the Item 4.01 8-K filed on April 29, 2009.

We would like to inform you of an error we made on the former letter to the Commission on August 12, 2009. In the former letter, we mentioned that the engagement letter was singed on April 22, 2009. However, the actual signed date of the engagement letter was April 24, 2009. Accordingly, audit field work began on April 24, 2009.

Tell us what, if any, audit procedures were performed prior to the signing of the engagement letter on April 22, 2009.

Prior to the signing of the engagement letter, CKP performed audit planning which involves developing an overall audit strategy for the expected conduct and scope of the audit. The auditors obtained necessary documents for understanding of our entity and environment, including but not limited to our internal control, as an integral part of their planning process. Specifically, they obtained from us the prior year 10Q’s and 10K’s and important permanent files relating to our business operation. In addition, we authorized the predecessor auditors (“Kim & Lee”) to disclose a primary source of information about us to the successor auditors (“CKP”). Doing so, we believe that the auditors obtained sufficient appropriate audit evidence to support their opinion on the financial statements, to perform an effective and efficient audit, and to avoid any potential misunderstanding with us.

On April 2, 2009, we received OTC Bulletin Board (“OTCBB”) Delinquency Notification from Financial Industry Regulatory Authority noticing that unless the delinquent filing has been received and time stamped by the Commission’s EDGAR system by May 4, 2009, the securities of the Company will not be eligible for quotation on the OTCBB and therefore, will be removed. Due to the Delinquency Notification, we needed to facilitate the audit processes and requested that CKP perform audit procedures as earliest as possible.

In order to clarify, please tell us how many hours were expended by each level of personnel involved in the engagement and how many aggregate hours were expended during planning, fieldwork, and the completion of the audit.

For the engagement of the audit, partner, director, manger, in-charge senior, and one staff were involved. Approximately 200 aggregate hours were spent in performing planning, field work, and completion of the engagement. For the planning purpose, the partner and director spent 5 hours each; the manager, in-charge senior, and assistant staff used 18, 31, and 17 hours, respectively. For the field work, the manager, in-charge senior, and assistant staff spent 9, 31, 38 hours, respectively. In addition, the partner, director, manager, in-charge senior, and staff assistant, 5, 13, 19, 17, and 5 hours each, respectively, for the reporting matter and client conferences.

Please fully explain how the auditors got comfortable with the financial information underlying the 2007 discontinued operations adjustment without auditing the 2007 consolidated financial statements themselves.

Prior to the signing of the engagement letter, as we mentioned above, the auditors commenced their audit procedures such as planning and preliminary procedures upon the oral agreement. CKP auditors asked us to grant permission to discuss the impending engagement with the predecessor auditor. Upon the authorization, the predecessor auditors provided CKP with audit work-paper documents and all the primary source of information with regards to 2007 consolidated financial statement. Moreover, we provided to CKP the business suspension certification issued by Korea National Tax Service. CKP thoroughly reviewed the foregoing materials to become comfortable with the financial information underlying the 2007 discontinued operation. Their thorough review of the audit work-papers performed by Kim & Lee ensured that they had properly performed the 2007 audit. Subsequently, CKP had not found any factors to be adjusted or changed in the financial information underlying the 2007 discontinued operation adjustment, except exchange rate between Korean currency (“Won”) and U.S. Dollar (USD).

Item 14. Principal Account Fees and Services, page 10

Question 2: We noted your response to prior comment. Please revise future filing to clarify that the $30,000 of audit fees paid to Kim and Lee during 2008 also included their audit of your December 31, 2007 Form 10-KSB. In this regard, please ensure that you disclose the aggregate audit fees (including the annual audit and quarterly reviews) for each of the last two fiscal years in your future annual filings as required by Item 9(e)1—(e)(4) of schedule 14A.

We will incorporate your comments in our future filings.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 4. controls and Procedures, page 5

Question 3: As requested, please confirm that your assessment of disclosure controls and procedures was performed as of the end of the period covered by report (i.e. March 31, 2009) rather than within 90 days of the date of the report as stated in your Form 10-Q.

As of March 31, 2009, we were unable to perform the assessment of disclosure controls and procedures. Due to the reason that we have not performed the assessment as of March 31, 2009, we should disclose that the Company’s disclosure controls and procedures are not effective as of March 31, 2009. If the Commission requests us to amend the 10-Q ended March 31, 2009, we will voluntarily file 10-Q/A.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Item 4. Controls and Procedures, page 5

Question 4: As applicable, please disclose in future filing the reasons your disclosure controls and procedures are not effective.

We will incorporate your comments in our future filings.

Question 5: In future quarterly filings, please delete the disclosure relating to the evaluation framework used for your assessment of internal control over financial reporting, as this disclosure is required in management’s annual report on internal control over financial reporting rather than the quarterly assessment of disclosure controls and procedures.

We will incorporate your comments in our future filings.

Exhibit 31

Question 6: We continue to note references to “our” and “us” in your section 302 certifications, although you are using the singular “I” rather and the plural “the registrant’s other certifying officer(s) and I.” Please revise future filings to ensure that all pronouns agree.

We will make sure to revise future filings to ensure that all pronouns agree.

Question 7: Please also revise your certifications in future filings to delete the word “quarterly” OTHER THAN ON LINE 1 WHERE YOU IDENTIFY THE REPORT BEING CERTIFIED. See Item 601(31) of Regulation S-K.

We will incorporate your comments and revise this in our future filings. If you have any questions or concerns related to any of these items, please let us know.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do note foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (949) 533-5755 with any questions regarding this letter.

Very truly yours,

/s/ Hyung Soon Lee
Hyung Soon Lee, President
Lexon Technologies, Inc.